Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2021 Financial Results

TAIPEI, Taiwan, May 3, 2021 – GigaMedia Limited (NASDAQ: GIGM) today announced its first quarter 2021 unaudited financial results.

Comments from Management

For the first quarter of 2021, GigaMedia reported revenues of $1.45 million with a gross profit of $0.79 million, an operating loss of $0.90 million and the net loss of $0.88 million. Total revenues increased by 2.0% if compared to the previous quarter.

“Our business momentum has slowed since the fourth quarter 2020,” said GigaMedia CEO James Huang, “but as we stick with our strategies of internally-driven growth and effective marketing, we managed to sustain growth in revenues and keep costs and expenses in check.”

First Quarter Overview

●

Operating revenues increased slightly by 2.0% in quarter-on-quarter comparison, and decreased by 9.9% year-over-year. The slowdown was primarily due to declines in certain of our licensed mobile games, where the upgrades and supports from our Japanese and Korean licensors were severely hampered by the COVID-19 pandemic.

●

Loss from operations increased to $0.90 million from $0.61 million last quarter, and net loss to $0.88 million, from $0.34 million last quarter. The increases were mainly due to rises in certain general expenses.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q21 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q21	4Q20	Change (%)	1Q21	1Q20	Change (%)
Revenues	1,446	1,418	2.0%	1,446	1,604	(9.9)%
Gross Profit	791	818	(3.3)%	791	927	(14.7)%
Loss from Operations	(901)	(607)	NM	(901)	(640)	NM
Net Loss Attributable to GigaMedia	(875)	(340)	NM	(875)	(286)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.08)	(0.03)	NM	(0.08)	(0.03)	NM
EBITDA (A)	(949)	(411)	NM	(949)	(536)	NM
Cash, Cash Equivalents and Restricted Cash	44,446	46,002	(3.4)%	44,446	57,311	(22.4)%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

●

Consolidated revenues for the first quarter of 2021 increased by 2.0% quarter-on-quarter to $1.45 million, from $1.42 million in the fourth quarter of 2020, and decreased by 9.9% year-over-year from $1.60 million in the first quarter of 2020. The slowdown was primarily due to declines in certain of our licensed mobile games, where the upgrades and supports from our Japanese and Korean licensors were severely hampered by the COVID-19 pandemic.

●	Consolidated gross profit decreased to $0.79 million from $0.82 million in last quarter and decreased by 14.70% from $0.93 million in the same quarter last year.
●

Consolidated operating expenses were $1.69 million in the first quarter of 2021, representing an increase by $0.27 million quarter-on-quarter, or an increase by $0.13 million from $1.57 million year-over-year. The increase was mainly due to rises in certain general expenses.

●	Net loss for the first quarter of 2021 was $0.87 million, increased from a loss of $0.34 million in the fourth quarter of 2020, from a loss of $0.28 million in the same quarter last year.
●	Cash, cash equivalents and restricted cash at the first quarter-end of 2021 accounted for $44.45 million, which decreased by $1.56 million from the end of 2020.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $44.45 million, or approximately $4.02 per share as of March 31, 2021.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 3, 2021. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“The second quarter of 2021 is already expected to be tough,” cautioned GigaMedia CEO James Huang, “but we will continue boosting productivities and enhancing services for our in-house developed casual games by introducing fast-paced playability and accelerating the development of our customer platform.”

Meanwhile, our business strategies always include expanding through mergers and acquisitions. “Including the possible cooperation with Aeolus Robotics Corporation,” said CEO James Huang, “we will keep pursuing investment opportunities that are with strategic potentials to expand our business and create greater shareholder value.”

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2021 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2021 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2021	12/31/2020	3/31/2020
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,446,276	1,417,636	1,603,904
Other revenues	—	—	—
	1,446,276	1,417,636	1,603,904
Operating costs
Cost of digital entertainment service revenues	655,757	599,458	677,194
Cost of other revenues	—	—	—
	655,757	599,458	677,194
Gross profit	790,519	818,178	926,710
Operating expenses
Product development and engineering expenses	345,898	324,404	328,815
Selling and marketing expenses	397,033	466,093	410,475
General and administrative expenses	946,192	634,118	824,442
Other	2,599	163	2,984
	1,691,722	1,424,778	1,566,716
Loss from operations	(901,203)	(606,600)	(640,006)
Non-operating income (expense)
Interest income	78,595	73,403	255,719
Foreign exchange (loss) gain - net	(49,357)	142,951	98,887
Other-net	(2,809)	50,256	(298)
	26,429	266,610	354,308
Loss before income taxes	(874,774)	(339,990)	(285,698)
Income tax expense	—	—	—
Net loss attributable to shareholders of GigaMedia	(874,774)	(339,990)	(285,698)
Loss per share attributable to GigaMedia
Basic:	(0.08)	(0.03)	(0.03)
Diluted:	(0.08)	(0.03)	(0.03)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2021	12/31/2020	3/31/2020
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	44,146,308	45,702,352	56,777,472
Accounts receivable - net	281,945	274,584	355,225
Prepaid expenses	393,587	87,728	276,010
Restricted cash	300,000	300,000	533,436
Other receivables	25,937	3,579	238,396
Other current assets	156,622	157,020	148,757
Total current assets	45,304,399	46,525,263	58,329,296

Marketable securities - noncurrent	10,000,000	10,000,000	—
Property, plant & equipment - net	38,860	21,852	8,117
Intangible assets - net	11,596	3,640	17,965
Prepaid licensing and royalty fees	108,878	130,718	210,530
Other assets	2,481,910	341,701	285,319
Total assets	57,945,643	57,023,174	58,851,227

Liabilities and equity
Short-term borrowings	—	—	—
Accounts payable	88,009	69,931	60,405
Accrued expenses	1,244,580	1,515,712	1,606,501
Unearned revenue	949,396	949,853	1,285,399
Other current liabilities	740,286	387,712	715,877
Total current liabilities	3,022,271	2,923,208	3,668,182
Other liabilities	1,655,437	3,103	7,337
Total liabilities	4,677,708	2,926,311	3,675,519
Total equity	53,267,935	54,096,863	55,175,708
Total liabilities and equity	57,945,643	57,023,174	58,851,227

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2021	12/31/2020	3/31/2020
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(874,774)	(339,990)	(285,698)
Depreciation	1,902	1,192	354
Amortization	2,010	1,252	4,657
Interest income	(78,595)	(73,403)	(255,719)
Interest expense	—	—	—
Income tax expense	—	—	—
EBITDA	(949,457)	(410,949)	(536,406)